FORM 6-K
                SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                 Report of Foreign Private Issuer
                Pursuant to Rule 13a-16 or 15d-16
               of the Securities Exchange Act of 1934

For the month of December 2002
Commission File Number:  0-31214

                         PA Holdings Limited
            (Translation of registrant's name into English)
          123 Buckingham Palace Road, London, England SW1W9SR
                 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.  x		Form 40-F
	   ---			   ---
Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                     No  x
                     ---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The Registrant included the following in its holiday message to its employees which was delivered on December 18, 2002:

       We are now predicting a profit out-turn, before bonus and tax, of about L50 million, on a turnover of about 300 million. And our share price should go up by around 20p in the second half of the year, to give an increase of some 24p for the whole year. With dividends,this equates to a total return of about 7%. Although this falls short of the high standards we set ourselves, the Board and Management Committee see this as a good outcome in today's marketplace.

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                         Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

					PA HOLDINGS LIMITED

					By:  MAXINE DRABBLE
					   -------------------
                                             Maxine Drabble
                                             Company Secretary


Date:  December 23, 2002